                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore and its subsidiaries.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to New Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. FINANCIAL STATEMENTS

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                            FOR THE THREE MONTHS ENDED
                                                                                   SEPTEMBER 30,
                                                                            --------------------------
                                                                              2002              2003
                                                                            --------          --------
Net revenues .........................................................      $ 63,143          $ 97,922
Cost of revenues .....................................................       (65,102)          (81,517)
                                                                            --------          --------
Gross profit (loss) ..................................................        (1,959)           16,405
                                                                            --------          --------

Operating expenses:
  Selling, general and administrative ................................         9,236             9,288
  Research and development ...........................................         4,983             3,550
  Others, net ........................................................           402                77
                                                                            --------          --------
     Total operating expenses ........................................        14,621            12,915
                                                                            --------          --------

Operating income (loss) ..............................................       (16,580)            3,490

Other income (expense):
  Interest expense, net ..............................................        (1,842)           (2,467)
  Foreign currency exchange loss .....................................        (1,260)             (132)
  Other non-operating income, net ....................................           525             1,022
                                                                            --------          --------
     Total other expense .............................................        (2,577)           (1,577)
                                                                            --------          --------

Income (loss) before income taxes ....................................       (19,157)            1,913
Income tax benefit (expense) .........................................         1,619              (565)
                                                                            --------          --------
Net income (loss) before minority interest ...........................       (17,538)            1,348
Minority interest ....................................................           (90)             (572)
                                                                            --------          --------
Net income (loss) ....................................................      $(17,628)         $    776
                                                                            ========          ========


Basic net income (loss) per ordinary share ...........................      $  (0.02)         $   0.00
Diluted net income (loss) per ordinary share .........................      $  (0.02)         $   0.00
Basic net income (loss) per ADS ......................................         (0.18)             0.01
Diluted net income (loss) per ADS ....................................         (0.18)             0.01

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic ..............................................................       992,073           992,648
- diluted ............................................................       992,073           998,385

ADS (in thousands) used in per ADS calculation:
- basic ..............................................................        99,207            99,265
- diluted ............................................................        99,207            99,839

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                    FOR THE THREE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                    --------------------------
                                                      2002               2003
                                                    --------             -----
Net income (loss) .............................     $(17,628)            $ 776

Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale
   marketable securities ......................          210              (383)
  Realized gain on available-for-sale
   marketable securities included in net income
   (loss) .....................................          (78)             (193)
  Foreign currency translation adjustment .....       (1,102)              720
                                                    --------             -----
Comprehensive income (loss) ...................     $(18,598)            $ 920
                                                    ========             =====

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                           FOR THE NINE MONTHS ENDED
                                                                                   SEPTEMBER 30,
                                                                           -------------------------
                                                                              2002            2003
                                                                           ---------       ---------
Net revenues .........................................................     $ 153,806       $ 261,055
Cost of revenues .....................................................      (178,361)       (231,212)
                                                                           ---------       ---------
Gross profit (loss) ..................................................       (24,555)         29,843
                                                                           ---------       ---------

Operating expenses:
  Selling, general and administrative ................................        27,086          26,265
  Research and development ...........................................        13,671          12,075
  Others, net ........................................................           551             (29)
                                                                           ---------       ---------
     Total operating expenses ........................................        41,308          38,311
                                                                           ---------       ---------

Operating loss .......................................................       (65,863)         (8,468)

Other income (expense):
  Interest expense, net ..............................................        (3,626)         (6,044)
  Foreign currency exchange gain (loss) ..............................          (638)             21
  Other non-operating income, net ....................................         2,757           7,188
                                                                           ---------       ---------
     Total other income (expense) ....................................        (1,507)          1,165
                                                                           ---------       ---------

Loss before income taxes .............................................       (67,370)         (7,303)
Income tax benefit (expense) .........................................         1,919            (727)
                                                                           ---------       ---------
Net loss before minority interest ....................................       (65,451)         (8,030)
Minority interest ....................................................          (295)         (1,523)
                                                                           ---------       ---------
Net loss .............................................................     $ (65,746)      $  (9,553)
                                                                           =========       =========

Basic and diluted net loss per ordinary share ........................     $   (0.07)      $   (0.01)
Basic and diluted net loss per ADS ...................................     $   (0.66)      $   (0.10)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic and diluted  .................................................       991,362         992,400
                                                                           =========       =========

ADS (in thousands) used in per ADS calculation:
- basic and diluted ..................................................        99,136          99,240
                                                                           =========       =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                  FOR THE NINE MONTHS ENDED
                                                         SEPTEMBER 30,
                                                  -------------------------
                                                    2002            2003
                                                  --------         -------
Net loss ....................................     $(65,746)        $(9,553)

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities ....................          697            4,118
  Realized gain on available-for-sale
   marketable securities included in net loss          (76)          (5,030)
  Foreign currency translation adjustment ...         (342)             836
                                                  --------          -------
Comprehensive loss ..........................     $(65,467)         $(9,629)
                                                  ========          =======

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003
                           IN THOUSANDS OF US DOLLARS

                                                   DECEMBER 31,  SEPTEMBER 30,
                                                       2002           2003
                                                   ------------  -------------
ASSETS
Current assets:
  Cash and cash equivalents ...................     $ 167,661      $ 148,328
  Marketable securities .......................        11,960          7,809
  Accounts receivable, net ....................        49,461         68,185
  Amounts due from ST and ST affiliates .......         3,727          8,197
  Other receivables ...........................         8,913          2,384
  Inventories .................................         9,744         14,138
  Prepaid expenses ............................        10,565         11,709
  Other current assets ........................         5,066          2,935
                                                    ---------      ---------
     Total current assets .....................       267,097        263,685
Marketable securities .........................        57,883         23,540
Property, plant and equipment, net ............       357,456        429,416
Prepaid expenses ..............................         4,351          4,538
Goodwill ......................................         1,321          1,321
Other assets ..................................        33,860         39,761
                                                    ---------      ---------
     Total assets .............................     $ 721,968      $ 762,261
                                                    =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable ............................     $  15,336      $  25,574
  Accrued operating expenses ..................        22,578         24,072
  Short term borrowings .......................         5,174          4,522
  Current obligations under capital leases ....         6,558          6,610
  Current installments of long-term debt ......        16,414          4,889
  Amounts due to ST and ST affiliates .........         1,858          2,445
  Income taxes payable ........................         1,263          3,979
  Other payables ..............................        32,065         60,553
                                                    ---------      ---------
     Total current liabilities ................       101,246        132,644
Obligations under capital leases, excluding
 current portion ..............................         5,520          1,600
Long-term debt, excluding current portion .....        13,357         27,663
Convertible notes .............................       205,013        209,960
Other non-current liabilities .................         4,494          5,020
                                                    ---------      ---------
     Total liabilities ........................       329,630        376,887

Minority interests ............................        25,826         27,937

Shareholders' equity:

Share capital .................................       160,295        160,411
Additional paid-in capital ....................       389,679        390,117
Accumulated other comprehensive loss ..........        (9,266)        (9,342)
Retained deficit ..............................      (174,196)      (183,749)
                                                    ---------      ---------
     Total shareholders' equity ...............       366,512        357,437
                                                    ---------      ---------
     Total Liabilities and Shareholders' Equity     $ 721,968      $ 762,261
                                                    =========      =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                              FOR THE NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              -------------------------
                                                                2002            2003
                                                              ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ................................................     $ (65,746)      $  (9,553)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization .........................        78,216          89,027
  Amortization of leasing prepayments ...................        15,048           9,156
  Loss on sale of property, plant and equipment .........           781               6
  Accretion of discount on convertible notes ............         3,394           4,947
  Deferred income taxes .................................        (2,772)         (1,654)
  Non-cash compensation .................................         1,023               -
  Exchange (gain) loss ..................................           392            (608)
  Minority interest in income in subsidiary .............           295           1,523
  Gain on sale and maturity of marketable securities ....           (81)         (5,030)
  Others ................................................             -             (29)
Changes in operating working capital:
  Accounts receivable ...................................       (20,968)        (18,516)
  Amounts due from ST and ST affiliates .................        (1,636)         (3,976)
  Inventories ...........................................        (3,092)         (4,394)
  Other receivables, prepaid expenses and other assets ..          (516)         (4,817)
  Accounts payable, accrued operating expenses and
   other payables .......................................         2,602          13,978
  Amounts due to ST and ST affiliates ...................          (506)             97
                                                              ---------       ---------
Net cash provided by operating activities ...............         6,434          70,157
                                                              ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale and maturity of marketable securities        112,629          76,987
Purchases of marketable securities ......................      (130,390)        (34,320)
Purchases of property, plant and equipment ..............       (89,399)       (123,205)
Other, net ..............................................           750          (4,376)
                                                              ---------       ---------
Net cash used in investing activities ...................      (106,410)        (84,914)
                                                              ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ............................             -          (9,380)
Repayment of long-term debt .............................       (14,321)        (15,330)
Proceeds from issuance of convertible notes .............       195,032               -
Proceeds from bank borrowings ...........................        12,857          26,001
(Increase) decrease in restricted cash ..................        (9,526)          3,692
Grants received .........................................         1,150               -
Capital lease payments ..................................        (8,843)        (10,741)
Proceeds from issuance of shares ........................         1,295             584
                                                              ---------       ---------
Net cash provided by (used in) financing activities .....       177,644          (5,174)
                                                              ---------       ---------
Net increase (decrease) in cash and cash equivalents ....        77,668         (19,931)
Effect of exchange rate changes on cash and
 cash equivalents .......................................           (92)            598
Cash and cash equivalents at beginning of the period ....       115,214         167,661
                                                              ---------       ---------
Cash and cash equivalents at end of the period ..........     $ 192,790       $ 148,328
                                                              =========       =========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
  Interest ..............................................     $   2,964       $   5,142
  Income taxes ..........................................     $   1,319       $     471


See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of September 30, 2003, it was 71.73% owned by Singapore Technologies Pte Ltd and its affiliates.

     In August 2001, the Company acquired a 51% equity interest in Winstek Semiconductor Corporation ("Winstek"), a company incorporated in Taiwan, to enhance the Company's position in the Taiwanese market. Winstek's principal activity is the provision of semiconductor test services including wafer probe, final testing and drop shipment services. The equity interest in Winstek was increased to 51.4% in August 2003 with the acquisition of 500,000 shares at NT$15 per share from an existing shareholder.

     In October 2001, the Company established a wholly-owned subsidiary, FastRamp Test Services, Inc. ("FastRamp"), incorporated in the United States of America to deliver an extended range of high-end engineering and pre-production test services to customers in the Silicon Valley.

     In January 2003, the Company established a wholly-owned subsidiary, STATS Holdings Limited, in the British Virgin Islands. In June 2003, STATS Holdings Limited established a wholly-owned subsidiary, STATS Shanghai Ltd, incorporated in Shanghai, People's Republic of China. STATS Shanghai Ltd, a 25,000 square feet manufacturing facility, will be operational in the fourth quarter.

     The Company utilizes the U.S. dollar as its domestic functional currency, and considers the functional currency of its foreign subsidiaries to be the local currency of that subsidiary. Where the functional currencies are other than the Company's U.S. dollar reporting currency, they are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders' equity.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the consolidated financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended September 30, 2002 and September 30, 2003, the five largest customers collectively accounted for approximately 63.2% and 65.6% of revenues, respectively. During the nine-month periods ended September 30, 2002 and September 30, 2003, the five largest customers collectively accounted for approximately 65.5% and 66.1% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.


6.   NET INCOME (LOSS) PER SHARE

     A reconciliation of the ordinary shares used in the computation of basic and diluted net income (loss) per ordinary share follows:-

                                              FOR THE THREE MONTHS                FOR THE NINE MONTHS
                                               ENDED SEPTEMBER 30,                ENDED SEPTEMBER 30,
                                              2002            2003                2002           2003
                                                 (IN THOUSANDS)                      (IN THOUSANDS)
Net income (loss)........................   $(17,628)       $    776            $(65,746)     $ (9,553)
                                            --------        --------            --------      --------
Weighted-average ordinary shares
 used for basic net income (loss) per
 ordinary share calculation..............    992,073         992,648             991,362       992,400
Effect of dilutive securities:
  Stock options..........................          -           5,737                   -             -
                                            --------        --------            --------      --------
Weighted-average ordinary and
 potential ordinary shares used for
 diluted net income (loss) per
 ordinary share calculation..............    992,073         998,385             991,362       992,400
                                            ========        ========            ========      ========

     The Company excluded potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows:

                                              FOR THE THREE MONTHS                FOR THE NINE MONTHS
                                               ENDED SEPTEMBER 30,                ENDED SEPTEMBER 30,
                                              2002            2003                2002          2003
                                                  (IN THOUSANDS)                   (IN THOUSANDS)
Convertible debt ......................     $106,895        $106,895            $106,895      $106,895
Stock options .........................       52,172          44,216              52,172        61,660

7.   STOCK OPTION PLAN

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Had the Company determined compensation for the Share Option Plan under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                  FOR THE THREE MONTHS             FOR THE NINE MONTHS
                                   ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                   2002            2003           2002            2003
                                    (IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA)
Stock-based employee
 compensation cost:
As reported (intrinsic
 method)......................   $      9        $    21        $     42        $     58
Pro forma (fair value
 method)......................   $  2,078        $ 2,527        $  7,036        $  7,782

Net income (loss):
As reported...................   $(17,628)       $   776        $(65,746)       $ (9,553)
Pro forma.....................   $(19,697)       $(1,730)       $(72,740)       $(17,277)

Basic and diluted net income
 (loss) per ordinary share:
As reported...................   $  (0.02)       $  0.00        $  (0.07)       $  (0.01)
Pro forma.....................   $  (0.02)       $ (0.00)       $  (0.07)       $  (0.02)

Basic and diluted net income
 (loss) per ADS:
As reported...................   $  (0.18)       $  0.01        $  (0.66)       $  (0.10)
Pro forma.....................   $  (0.20)       $ (0.02)       $  (0.73)       $  (0.17)


8.   INVENTORIES

     Inventories at December 31, 2002 and September 30, 2003 consist of (in thousands of US dollars):

                                            DECEMBER 31,   SEPTEMBER 30,
                                               2002             2003
Raw materials............................     $6,135          $ 8,713
Factory supplies.........................      1,071            1,389
Work-in-progress.........................      2,271            3,924
Finished goods...........................        267              112
                                              ------          -------
                                              $9,744          $14,138
                                              ------          -------

9.   CONTINGENCIES

     The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.


10.  RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


11.  SUBSEQUENT EVENTS

     During October 2003, the Company purchased an additional 28,700,000 shares in Winstek for total consideration of $12.7 million, increasing its ownership interest from 51.4% to 55.0%.

     On November 5, 2003 and November 7, 2003, the Company sold 83,389,375 new ordinary shares of par value S$0.25 each with proceeds of $115 million (net proceeds of $111 million) and issued $115 million of senior unsecured and unsubordinated convertible notes due November 7, 2008, with net proceeds of $112 million, respectively. The notes were sold to institutional and sophisticated investors outside the United States.

     The 83,389,375 new shares were admitted to the Official List of the Singapore Exchange Securities Trading Limited on 6 November 2003.

     The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes are convertible into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on at a fixed exchange rate of US$1.00 = S$1.7403). The Company may also elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield 4.25% per annum to the redemption date if the Company's ordinary shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note-holders may require the Company to repurchase all or a portion of their convertible notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the convertible notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per annum to the redemption date.

12.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In November 2002, a consensus was reached on Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables". The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial condition and results of operations on the date of adoption.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")--an interpretation of Accounting Research Bulletin No. 51, 'Consolidated Financial Statements'" ("FIN No. 46"). The effective date of FIN No. 46 was subsequently deferred by FASB staff Position 46-6. A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after December 15, 2003 for interests in VIEs that were acquired before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The adoption of FIN No. 46 did not have any impact on the Company's financial condition and results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The Company expects SFAS No. 149 will not have a material impact the Company's financial condition and results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial condition and results of operations on the date of adoption.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                  SEPTEMBER 30,         SEPTEMBER 30,
                                                2002         2003       2002        2003
                                               ------       -----      ------      -----
                                                   (AS A PERCENTAGE OF NET REVENUES)
Net revenues..............................      100.0%      100.0%      100.0%     100.0%
Cost of revenues..........................     (103.1)      (83.2)     (116.0)     (88.6)
                                               ------       -----      ------      -----
Gross profit (loss).......................       (3.1)       16.8       (16.0)      11.4
                                               ------       -----      ------      -----

Operating expenses:
  Selling, general and administrative.....       14.6         9.5        17.6       10.0
  Research and development................        7.9         3.6         8.9        4.6
  Others, net.............................        0.7         0.1         0.3       (0.0)
                                               ------       -----      ------      -----
     Total operating expenses ............       23.2        13.2        26.8       14.6
                                               ------       -----      ------      -----

Operating income (loss)...................      (26.3)        3.6       (42.8)      (3.2)

Other income (expense):
  Interest expense, net...................       (2.9)       (2.5)       (2.4)      (2.3)
  Foreign currency exchange gain (loss)...       (2.0)       (0.1)       (0.4)       0.0
  Other non-operating income, net.........        0.9         1.0         1.8        2.7
                                               ------       -----      ------      -----
     Total other income (expense).........       (4.0)       (1.6)       (1.0)       0.4
                                               ------       -----      ------      -----
Income (loss) before income taxes.........      (30.3)        2.0       (43.8)      (2.8)
Income tax benefit (expense)..............        2.5        (0.6)        1.2       (0.3)
                                               ------       -----      ------      -----
Net income (loss) before minority interest      (27.8)        1.4       (42.6)      (3.1)
Minority interest.........................       (0.1)       (0.6)       (0.1)      (0.6)
                                               ------       -----      ------      -----
Net income (loss).........................      (27.9)        0.8       (42.7)      (3.7)
                                               ------       -----      ------      -----

THREE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2003

NET REVENUES. Net revenues increased 55.1% from $63.1 million in the three months ended September 30, 2002 to $97.9 million in the three months ended September 30, 2003. The increase in net revenues was due principally to an increase in unit shipments for both test and assembly businesses. Winstek contributed $8.7 million to net revenues in the current quarter compared to $5.6 million in the same quarter a year ago. FastRamp contributed $3.0 million to net revenues in the current quarter compared to $1.2 million in the same quarter a year ago. Net revenues from test services increased 51.4% from $34.6 million in the three months ended September 30, 2002 to $52.4 million in the three months ended September 30, 2003. Net revenues from assembly services increased 59.6% from $28.5 million in the three months ended September 30, 2002 to $45.5 million in the three months ended September 30, 2003.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased 25.2% from $65.1 million in the three months ended September 30, 2002 to $81.5 million in the three months ended September 30, 2003. Cost of revenues as a percentage of sales decreased from 103.1% in the three months ended September 30, 2002 to 83.2% in the three months ended September 30, 2003, resulting in a gross profit in the current quarter. Gross profit in the current quarter was $16.4 million, or a gross margin of 16.8%, as compared to gross loss of $2.0 million, or a gross margin of negative 3.1%, in the same quarter a year ago. The gross profit for the current quarter included a reduction of $3.1 million in depreciation expense resulting from a change in the estimated useful lives of certain assembly equipment as discussed below. Excluding the reduction to depreciation charge of $3.1 million, gross profit for the current quarter would have been $13.3 million or a gross margin of 13.6%. The improvement in gross profit was also due to higher net revenues and better asset utilization in the current quarter.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $30.9 million in the three months ended September 30, 2002, and $33.0 million in the three months ended September 30, 2003. This represented 49.0% of net revenues in the three months ended September 30, 2002 and 33.7% of net revenues in the three months ended September 30, 2003. Excluding the reduction to depreciation charge of $3.1 million, depreciation expense and cost of leasing testers for the current quarter would have been $36.1 million or 36.9% of net revenues. The increase in depreciation expense was the result of increased investment in testers and assembly equipment.

In the current quarter, we completed our review of the estimated useful lives of our assembly equipment. As a result, effective with the current quarter, we have changed the lives used to depreciate certain assembly equipment from 5 years to 7 years. The change reflects the estimated useful lives of the equipment resulting from longer actual service periods being achieved and expected to be achieved from similar new equipment. We believe our depreciation practice is in line with our industry. There is no change to our test equipment and machinery lives which continue to be depreciated over their estimated useful lives of 3 to 5 years. The impact of this change is a reduction to depreciation expense by $3.3 million in this quarter of which $3.1 million relates to production equipment thereby impacting cost of revenues and $0.2 million relates to research and development equipment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses was $9.2 million or 14.6% of net revenues in the three months ended September 30, 2002, and $9.3 million or 9.5% of net revenues in the three months ended September 30, 2003.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased 28.8% from $5.0 million or 7.9% of net revenues, in the three months ended September 30, 2002, to $3.6 million, or 3.6% of net revenues, in the three months ended September 30, 2003. The reduced expenses were mainly due to the transfer of certain equipment upon completion of product qualification to operations and cost control. Research and development expenses for the current quarter also included a reduction of $0.2 million in depreciation expense resulting from a change in the estimated useful lives of certain assembly equipment used for research and development activities. Excluding the reduction to depreciation charge of $0.2 million, research and development expenses for the current quarter would have been $3.8 million or 3.9% of net revenues. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities.

INTEREST EXPENSE, NET. Net interest expense increased from $1.8 million in the three months ended September 30, 2002 to $2.5 million in the three months ended September 30, 2003. Net interest expense of $1.8 million in the three months ended September 30, 2002 consisted of interest income of $1.3 million and interest expense of $3.1 million. Net interest expense of $2.5 million in the three months ended September 30, 2003 consisted of interest income of $0.8 million and interest expense of $3.3 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income in the current quarter was due primarily to reduction in investment in marketable debt securities in the current quarter. Interest expense was primarily due to our fixed-interest convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE LOSS. We recognized exchange losses of $1.3 million and $0.1 million for the three months ended September 30, 2002 and for the three months ended September 30, 2003, respectively, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $0.5 million in the three months ended September 30, 2002 to $1.0 million in the three months ended September 30, 2003. The increase was primarily due to an increase in government grants for research and development activities of $0.6 million and gains from sale of marketable debt securities of $0.2 million.

INCOME TAX BENEFIT (EXPENSE). Income tax benefit was $1.6 million and income tax expense was $0.6 million in the three months ended September 30, 2002 and September 30, 2003, respectively. Income taxes in both periods were primarily due to Singapore tax on interest income generated from investment in fixed-term time deposits and marketable debt securities and Taiwan tax on profits generated by Winstek. Income tax expense was net of a deferred income tax benefit of $1.8 million in the three months ended September 30, 2002 and $0.1 million in the three months ended September 30, 2003. The deferred income tax benefit resulted primarily from tax losses, unutilized capital allowances carried forward and temporary differences arising from property, plant and equipment.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.





NINE MONTHS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2003

NET REVENUES. Net revenues increased 69.7% from $153.8 million in the nine months ended September 30, 2002 to $261.1 million in the nine months ended September 30, 2003. The increase in net revenues was due to an increase in unit shipments in both test and assembly. Winstek, contributed $22.5 million to net revenues in the nine months ended September 30, 2003 compared to $11.8 million in the nine months ended September 30, 2002. FastRamp contributed $9.1 million to net revenues in the nine months ended September 30, 2003 compared to $1.9 million in the nine months ended September 30, 2002. Net revenues from test services increased 79.3% from $77.8 million in the nine months ended September 30, 2002 to $139.5 million in the nine months ended September 30, 2003. Net revenues from assembly services increased 60.0% from $76.0 million in the nine months ended September 30, 2002 to $121.6 million in the nine months ended September 30, 2003.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased by 29.6% from $178.4 million in the nine months ended September 30, 2002 to $231.2 million in the nine months ended September 30, 2003. Cost of revenues as a percentage of sales decreased from 116.0% in the nine months ended September 30, 2002 to 88.6% in the nine months ended September 30, 2003, resulting in a gross profit in the current nine-month period. Gross profit in the current nine-month period was $29.8 million, or a gross margin of 11.4%, as compared to gross loss of $24.6 million, or a gross margin of negative 16.0%, in the same nine-month period a year ago. The gross profit for nine months ended September 30, 2003 included a reduction of $3.1 million in depreciation expense resulting from a change in the estimated useful lives of certain assembly equipment. Excluding the reduction to depreciation charge of $3.1 million, gross profit for the nine months ended September 30, 2003 would have been $26.7 million or a gross margin of 10.2%. The improvement in gross profit was also due to better utilization rates and higher net revenues.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $86.8 million, or 56.4% of net revenues in the nine months ended September 30, 2002 and $96.6 million, or 37.0% of net revenues in the nine months ended September 30, 2003. Excluding the reduction to depreciation charge of $3.1 million, depreciation expense and cost of leasing testers for the nine months ended September 30, 2003 would have been $99.7 million or 38.2% of net revenues. The increase in depreciation expense was the result of increased investment in testers and assembly equipment.

In the third quarter 2003, we completed our review of the estimated useful lives of our assembly equipment. As a result, effective with the current quarter, we have changed the lives used to depreciate certain assembly equipment from 5 years to 7 years. The change reflects the estimated useful lives of the equipment resulting from longer actual service periods being achieved and expected to be achieved from similar new equipment. We believe our depreciation practice is in line with our industry. There is no change to our test equipment and machinery lives which continue to be depreciated over their estimated useful lives of 3 to 5 years. The impact of this change is a reduction to depreciation expense by $3.3 million in the nine months ended September 30, 2003 of which $3.1 million relates to production equipment thereby impacting cost of revenues and $0.2 million relates to research and development equipment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased 3.0% from $27.1 million in the nine months ended September 30, 2002 to $26.3 million in the nine months ended September 30, 2003. The decrease was primarily due to a payment of $1.0 million by our controlling shareholder, Singapore Technologies Pte Ltd, to our former Chairman and Chief Executive Officer, Tan Bock Seng in September 2002 and offset by accumulated cost savings over the nine month ended September 30, 2002. The payment did not involve any cash outlay from us and was charged to the income statement as compensation expense and credited to shareholders' equity as "Additional Paid-in Capital". In the nine months ended September 30, 2003, we incurred additional expenses associated with our Fastramp and Shanghai facilities, both of which did not exist in the same period in 2002 which was partially offset by cost control.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased 11.7% from $13.7 million, or 8.9% of net revenues, in the nine months ended September 30, 2002, to $12.1 million, or 4.6% of net revenues, in the nine months ended September 30, 2003. The reduced expenses were mainly due to the transfer of certain equipment to operations upon completion of product qualification and cost control. Research and development expenses for the nine months ended September 30, 2003 included a reduction of $0.2 million in depreciation expense resulting from a change in the estimated useful lives of certain assembly equipment used for research and development activities. Excluding the reduction to depreciation charge of $0.2 million, research and development expenses for the nine months ended September 30, 2003 would have been $12.3 million or 4.7% of net revenues. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities.

INTEREST EXPENSE, NET. Net interest expense was $3.6 million in the nine months ended September 30, 2002 compared to net interest expense of $6.0 million in the nine months ended September 30, 2003. Net interest expense consisted of interest income of $3.5 million and interest expense of $7.1 million in the nine months ended September 30, 2002 and interest income of $3.8 million and interest expense of $9.8 million in the nine months ended September 30, 2003. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The higher interest income in the current nine-month period was due primarily to investment in higher-yield marketable debt securities. The higher interest expense in the current nine-month period was primarily due to our convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN (LOSS). We recognized exchange loss of $0.6 million in the nine months ended September 30, 2002 and exchange gain of $0.02 million in the nine months ended September 30, 2003 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $2.8 million in the nine months ended September 30, 2002 to $7.2 million in the nine months ended September 30, 2003. The increase was primarily due to gains of $5.0 million arising from the sale of marketable debt securities in the current nine-month period. Other non-operating income also included government grants for research and development activities.

INCOME TAX BENEFIT (EXPENSE). Income tax benefit was $1.9 million and income tax expense was $0.7 million in the nine months ended September 30, 2002 and September 30, 2003, respectively. Income taxes in both periods were primarily due to Singapore tax on interest income generated from investment in fixed-term time deposits and marketable debt securities and Taiwan tax on profits generated by Winstek. In the current nine-month period, income tax expense included a tax provision of $1.0 million on gains realized from the sale of marketable debt securities. Income tax expense was net of a deferred income tax benefit of $2.6 million in the nine months ended September 30, 2002 and $1.7 million in the nine months ended September 30, 2003. The deferred income tax benefit resulted primarily from tax losses, unutilized capital allowances carried forward and temporary differences arising from property, plant and equipment.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, our principal sources of liquidity included $148.3 million in cash and cash equivalents and $31.3 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $0.9 million in the form of bank guarantees as of September 30, 2003. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. In January 2002, we established a S$500 million Multicurrency Medium Term Note Program ("MTN Program"). Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. As of September 30, 2003, our subsidiary, Winstek, has NT$1,030.7 million (or approximately $30.5 million) of unutilized working capital facilities from various banks and financial institutions.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements and debt service obligations for 2003. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a prolonged downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. We consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. We may not be able to obtain financing on terms that are favorable to us or at all.

As of September 30, 2003, we had borrowings totaling $255.2 million, comprising primarily $209.9 million due to our convertible note holders, obligations under capital leases amounting to $8.2 million and bank borrowings of $37.1 million by Winstek.

In March, 2002, the Company issued $200 million of senior, unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

On November 5, 2003 and November 7, 2003, the Company sold 83,389,375 new ordinary shares of par value S$0.25 each with proceeds of $115 million (net proceeds of $111 million) and issued $115 million of senior unsecured and unsubordinated convertible notes due November 7, 2008, with net proceeds of $112 million, respectively. The notes were sold to institutional and sophisticated investors outside the United States.

The 83,389,375 new shares were admitted to the Official List of the Singapore Exchange Securities Trading Limited on 6 November 2003.

The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company's shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.25% per year to the redemption date.

The net proceeds from the offering, after deducting underwriting fees and commissions and estimated offering expenses payable by us, is estimated to be $112 million. We intend to use the net proceeds for general corporate purposes, including capital expenditures which may include the purchase of test or assembly equipment and facilities expansion, and future acquisitions or investments, if any. The amounts that we actually expend for the purposes of capital expenditures will vary significantly depending on a number of factors, including general economic conditions in the semiconductor industry and the markets addressed by end-users of semiconductors.

The long-term loan agreement, entered into with EDB on June 5, 1998, was fully repaid in September 2003. The capital leases and bank borrowings were taken up to finance the purchase of new testers and for working capital requirements.

Net cash provided by operating activities of $70.2 million for the nine months ended September 30, 2003 and $6.4 million for the nine months ended September 30, 2002, were primarily due to net loss adjusted for depreciation and amortization, partially offset by negative working capital changes arising principally from an increase in accounts receivable as a result of higher net revenues.

Net cash used in investing activities totaled $84.9 million for the nine months ended September 30, 2003 and $106.4 million for the nine months ended September 30, 2002. The net cash used in investing activities of $84.9 million for the nine months ended September 30, 2003 consisted primarily of capital expenditures of $123.2 million and purchases of marketable securities of $34.3 million. This was reduced by receipts of $77.0 million from the sale or maturity of marketable debt securities and $5.0 million from an advance to a vendor to secure supplies. The net cash used in investing activities of $106.4 million for the nine months ended September 30, 2002 consisted of capital expenditures of $89.4 million and purchases of marketable debt securities of $130.4 million. The net investment was reduced by receipts of $112.6 million from the maturity and sale of marketable debt securities.

Capital expenditures were mainly for the purchase of machinery and equipment in connection with the expansion of our packaging and test operations. Year-to-date capital expenditures amounted to $158.4 million. Our budget for capital expenditures for the year 2003 is approximately $200 to $220 million, compared to actual expenditures of $134.7 million in 2002. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

On July 3, 2003, the Company announced that it is opening a 25,000 square feet manufacturing facility in Shanghai, China. The wholly-owned subsidiary, STATS Shanghai Ltd, is located in Zhangjiang High Tech Park, Pudong, and was awarded its business license on June 24, 2003. STATS Shanghai Ltd will offer full turnkey assembly and test services and will be fully equipped with a range of mixed-signal and high-end digital test platforms. Initial cash investment over the next 2 years is estimated at $10 million. The manufacturing facility will be operational in the fourth quarter of this year.

Net cash used in financing activities was $5.2 million for the nine months ended September 30, 2003, compared to net cash provided by financing activities of $177.6 million for the nine months ended September 30, 2002. Cash used in financing activities of $5.2 million for the nine months ended September 30, 2003 consisted of repayment of two installments due on the long-term EDB loan of $14.8 million, payment for capital leases of $10.7 million, repayment of long-term bank borrowings of $0.5 million and repayment of short-term bank borrowings of $9.4 million. These were reduced by proceeds from bank borrowings of $26.0 million, a decrease in cash pledged against borrowings of $3.7 million and proceeds from the issuance of shares of $0.6 million. Cash provided by financing activities of $177.6 million for the nine months ended September 30, 2002 consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, long-term bank borrowings of $12.9 million, receipt of government grants of $1.2 million and proceeds from the issuance of shares of $1.3 million. This was reduced by the repayment of two installments due on the long-term EDB loan of $14.3 million, cash pledged against borrowings of $9.5 million and rental payments for capital leases of $8.8 million.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar, the Japanese yen and the New Taiwan dollar, other than our functional currency, the U.S. dollar, which we use for the majority of our operations.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps, foreign currency contracts and options. The goal of the hedging policy is to mitigate the financial risks associated with fluctuations in foreign currency exchange rates and interest rates. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations. As of September 30, 2003, we had no foreign currency forward contracts outstanding or any other derivative instruments.